U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Check this box if no longer

subject to Section 16.

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4 or Form 5

obligations may continue.

See Insturction 1(b).

1. Name and Address of Reporting Person Surber Richard D.	2. Issuer Name and Ticker or Trading Symbol The Issuer's name is AXIA Group, Inc. The trading symbol is AXIA for OTC Bulletin Board.	6. Relationship of Reporting Person to Issuer

(Check all applicable)

X Director

  X 10% Owner

X Officer (give title below)

__Other (specify below)

President and Director of both AXIA Group, Inc. and Wichita Development Corporation.

(Last) (First) (Middle) 268 West 400 South, Suite 300	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year May, 2001
(Street) Salt Lake City Utah 84101		5. If Amendment, Date of Original (Month/Year)
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of In- direct Bene- ficial Owner- ship (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	April 10, 2001	P	V	5,000	A	$0.53	1,679,636	I	President, Wichita Development Corporation
Common Stock	April 27, 2001	P	V	90,090	A	$0.28	1,679,636	I	President, Wichita Development Corporation
Common stock	April 27, 2001	P	V	90,090	A	$0.28	1,679,636	I	President, Wichita Development Corporation.
Common stock	May 11, 2001	P	V	800	A	$0.58	1,679,636	D
Common stock	June 1, 2001	P	V	1,661	A	$0.50	1,679,636	D
Common stock	March 30, 2001	P	V	2,500	A	$0.69	1,679,636	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)

(Print or Type Responses) SEC 1474 (8-92)

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3) Not applicable.	2. Conver- sion or Exercise Price of Deriv- ative Security	3. Trans- action Date (Month/ Day/ Year)	4. Transac- tion Code (Instr. 8)		5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr.5)	9. Number of Deriv- ative Securities Beneficially Owned at End of Month (Instr. 4)	10. Owner-ship Form of De-riviative Securitiy: Direct (D) or Indirect (I) (Instr. 4)	11. Na- ture of Indirect Bene- ficial Own- ership (Instr. 4)
			Code	V	(A)	(D)	Date Exer- cisable	Exipra- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

** Intention misstatements or omission of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

/s/ Richard D. Surber

 **Signature of Reporting Person                                 Date June 1, 2001

Richard D. Surber